

April 15, 2011

Dan Sheldon
Vice President, Chief Financial Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, New York 11042

      Re: **Broadridge Financial Solutions, Inc.**
              Form 10-K for the fiscal year ended June 30, 2010
              File No. 1-33220

Dear Mr. Sheldon:

We have reviewed your response letter dated March 14, 2011, submitted in response to our comment letter dated March 1, 2011, and have the following comments. Note that we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the quarterly period ended December 31, 2010

Three Months Ended December 31, 2010 versus Three Months Ended
      December 31, 2009, page 19

1. Pursuant to the second paragraph request for draft disclosure, included in our prior letter, please supplementally provide us with draft language in response to prior comment number 2. Prior comment number 2 requests further information about your earnings and income during the last two quarters.

Dan Sheldon
Vice President
Broadridge Financial Solutions, Inc.
April 15, 2011
Page 2

General

2. Please provide us with undertakings for all three bullet items at the end of our prior letter. We note that you have not addressed the first undertaking, that is, that your company is responsible for the adequacy and accuracy of the disclosure in the filing.

You may contact David Irving at (202) 551-3321 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director

By Fax to: Dan Sheldon or Adam Amsterdam
Fax number: 516-472-5014